APPENDIX A

ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1.
the arrangement ("Arrangement") under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement (the "Plan of Arrangement") attached as Exhibit A to Appendix C to the Information Circular and Proxy Statement of Baytex Energy Trust (the "Trust") dated October 26, 2010 (the "Information Circular") and all transactions contemplated thereby, be and are hereby authorized and approved;

2.
the arrangement agreement ("Arrangement Agreement") dated October 25, 2010 among the Trust, Baytex Energy Ltd. ("Baytex"), Baytex ExchangeCo Ltd. and Baytex Energy Corp., a copy of which is attached as Appendix C to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.	such amendments to the amended and restated trust indenture of the Trust as are necessary to facilitate the Arrangement be and are hereby authorized and approved;

4.
notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta (the "Court"), the board of directors of Baytex may, without further notice to or approval of the holders of trust units of the Trust, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

5.
any director or officer of Baytex is hereby authorized, for and on behalf of Baytex and the Trust, to apply to the Court for a final order in respect of the Arrangement, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."